UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

WiMi Hologram Cloud Inc.

(Name of Issuer)

Class B ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

97264L100**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares (“ADS”) of the Issuer. Each ADS represents two Class B ordinary shares.  No CUSIP has been assigned to the Class B ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

	CUSIP No. 97264L100

	1. Names of Reporting Persons. Guosheng Holdings Limited
	2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
	3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	12,140,596
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	12,140,596
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	12,140,596
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	9.3%[1]
	12. Type of Reporting Person CO

[1]	Percentage of ownership of Class B ordinary shares herein is calculated based on a total of 130,953,842 Class B ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

	CUSIP No. 97264L100

	1. Names of Reporting Persons. MIDI Capital Markets, LLC
	2. Check the Appropriate Box if a Member of a Group (c) ☐ (d) ☐
	3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	12,140,596
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	12,140,596
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	12,140,596
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	9.3%[2]
	12. Type of Reporting Person CO

[2]	Percentage of ownership of Class B ordinary shares herein is calculated based on a total of 130,953,842 Class B ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer. The Class B ordinary shares reported by the Reporting Person are held of record by Guosheng Holdings Limited, which is wholly owned by the Reporting Person.

	CUSIP No. 97264L100

	1. Names of Reporting Persons. MIDI International Capital Limited
	2. Check the Appropriate Box if a Member of a Group (e) ☐ (f) ☐
	3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	12,140,596
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	12,140,596
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	12,140,596
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	9.3%[3]
	12. Type of Reporting Person CO

[3]	Percentage of ownership of Class B ordinary shares herein is calculated based on a total of 130,953,842 Class B ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer. The Class B ordinary shares reported by the Reporting Person are held of record by Guosheng Holdings Limited, which is wholly owned by MIDI Capital Markets, LLC, a wholly-owned subsidiary of the Reporting Person.

Schedule 13G

CUSIP 97264L100

ITEM 1.

(a) Name of Issuer: WiMi Hologram Cloud Inc.

(b) Address of Issuer's Principal Executive Offices: #101 A, No. 6 Xiaozhuang Road, Chaoyang District, Beijing, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

Guosheng Holdings Limited

MIDI Capital Markets, LLC

MID International Capital Limited

(b) Address of Principal Business Office, or if None, Residence:

Guosheng Holdings Limited: Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands

MIDI Capital Markets, LLC: Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands

MIDI International Capital Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(c) Citizenship:

Guosheng Holdings Limited: British Virgin Islands

MIDI Capital Markets, LLC: Cayman Islands

MIDI International Capital Limited: British Virgin Islands

(d) Title of Class of Securities: Class B ordinary shares, par value US$0.0001 per share, of the Issuer

(e) CUSIP Number: 97264L100

CUSIP number 97264L100 has been assigned to the ADS of the Issuer. Each ADS represents two Class B ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b) Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

Guosheng Holdings Limited

By:	/s/ Jiahui Lu
	Name:	Jiahui Lu
	Title:	Director

MIDI Capital Markets, LLC

By:	/s/ Xinyu Fu
	Name:	Xinyu Fu
	Title:	Director

MIDI International Capital Limited

By:	/s/ Xinyu Fu
	Name:	Xinyu Fu
	Title:	Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement